UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

AVOLON HOLDINGS LIMITED

(Ticker: AVOL / Cusip: G52237107)

(Name of Subject Company (Issuer))

GLOBAL AVIATION LEASING CO., LTD.

An Indirect Wholly-Owned Subsidiary of

BOHAI LEASING CO., LTD.

(Names of Filing Persons (Offerors))

Common Shares, Par Value $0.000004 Per Share

(Title of Class of Securities)

Global Aviation Leasing Co., Ltd.

c/o Corporate Secretary,

HNA Plaza, 20/F, 26 Xiaoyun Road

Chaoyang District, Beijing

The People’s Republic of China 100125

Telephone: 86-10-5758-3682

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Pran Jha

Ted G. Kamman

Sidley Austin LLP

One South Dearborn

Chicago, IL 60603

Telephone: (312) 853-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable	Not Applicable

*	In accordance with General Instruction D to Schedule TO, no filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Global Aviation Leasing Co., Ltd., a Cayman Islands exempted company (“Purchaser”) and an indirect wholly-owned subsidiary of Bohai Leasing Co., Ltd., a company existing under the laws of the People’s Republic of China (“Parent”), to purchase 20% of the issued and outstanding common shares, par value $0.000004 per share (“Common Shares”), of Avolon Holdings Limited, a Cayman Islands exempted company (the “Company”), for US$26.00 per Common Share, in cash, without interest thereon, pursuant to the Investment and Tender Offer Agreement, dated as of July 14, 2015, by and among the Company, Parent and Purchaser.

The exhibit is neither an offer to purchase nor solicitation of an offer to sell securities. The tender offer for the outstanding shares of the Company’s common stock described in this filing has not commenced. At the time the offer is commenced, Purchaser will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and the Company will file a solicitation/recommendation statement on Schedule 14D-9, with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to the Company’s stockholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release, dated July 14, 2015.

2